UNITED STATES
SECURITIES AND EXCHANGECOMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MAIR HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

59066B102

(CUSIP Number)

Michael L. Miller

Vice President – Law and Secretary

Northwest Airlines Corporation

2700 Lone Oak Parkway

Eagan, Minnesota 55121

Telephone: (612) 727-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 59066B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NORTHWEST AIRLINES CORPORATION 41-1905580

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,769,613 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,769,613 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,769,613 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.5% (1)(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 4,112,500 shares of Issuer Common Stock (as defined herein) that may be acquired upon the exercise of warrants held by an indirect subsidiary of Northwest (as defined herein).

(2) Assumes, pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, that there are 24,704,340 shares of Issuer Common Stock outstanding, which includes the 4,112,500 shares issuable upon exercise of the warrants to purchase shares of Issuer Common Stock held by an indirect subsidiary of Northwest.

INTRODUCTION

This Amendment No. 4 (this “Amendment”) relates to the Schedule 13D filed on behalf of Northwest Airlines Corporation, a Delaware corporation (“Northwest”), with the Securities and Exchange Commission (the “SEC”) on January 13, 1999, as amended by Amendment No. 1 filed with the SEC on November 2, 2000, Amendment No. 2 filed with the SEC on June 15, 2001 and Amendment No. 3 filed with the SEC on December 22, 2006 (the “Schedule 13D”), relating to shares of common stock, $0.01 par value per share (“Issuer Common Stock”), of MAIR Holdings, Inc. (the “Issuer”), a Minnesota corporation.

Item 4 of the Schedule 13D is amended as follows:
Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following paragraphs 6 and 7:

6.                 On January 22, 2007, Northwest Airlines, Inc., a Minnesota corporation and wholly owned subsidiary of Northwest (“NWAI”) and Mesaba Aviation, Inc., a Minnesota corporation and wholly owned subsidiary of the Issuer (“Mesaba”) entered into a Stock Purchase and Reorganization Agreement (the “SPRA”), pursuant to which NWAI will acquire all the equity interests in an entity resulting from a bankruptcy plan of reorganization of Mesaba.  The principal consideration in such acquisition will consist of the Mesaba bankruptcy estate having an allowed general unsecured claim in Northwest’s bankruptcy case in an amount equal to $145 million and NWAI having an allowed general unsecured claim in Mesaba’s bankruptcy case in an amount equal to $7.3 million (the “Northwest Claim”).  The consummation of the transactions contemplated by the SPRA are subject to certain closing conditions, including approval by the United States Bankruptcy Court for the District of Minnesota, approval by the United States Bankruptcy Court for the Southern District of New York and receipt of all required regulatory approvals.

7.                 On January 22, 2007, NWAI and the Issuer entered into a Stock Purchase Agreement (the “SPA”), pursuant to which (a) NWAI will sell to the Issuer 5,657,113 shares of Issuer Common Stock that NWAI owns for an aggregate purchase price of $35,356,956.25, $24,042,730.25 of which shall be payable upon consummation of the transactions contemplated by the SPA and $11,314,226 of which shall be payable nine months following the date of the SPA, subject to acceleration of payment if certain events occur, including the making of at least $25,000,000 of cash distributions to the Issuer in Mesaba’s bankruptcy case in respect of the Issuer’s equity interest in Mesaba, (b) NWAI’s warrant to purchase 4,112,500 shares of the Issuer Common Stock will be cancelled, (c) the Issuer has consented to and fully supports the Mesaba bankruptcy plan of reorganization and the transactions contemplated by the SPRA and (d) if the transactions contemplated by the SPA are consummated, upon consummation of the transactions contemplated by the SPRA, NWAI will assign the Northwest Claim to the Issuer. The consummation of the transactions contemplated by the SPA are subject to certain closing conditions, including approval of the transaction by the United States Bankruptcy Court for the Southern District of New York.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2007

NORTHWEST AIRLINES CORPORATION

	By:	/s/ Michael L. Miller
		Name:	Michael L. Miller
		Title:	Vice President – Law and Secretary